SIDLEY AUSTIN LLP 1001 PAGE MILL ROAD BUILDING 1 PALO ALTO, CA 94304 +1 650 565 7000 +1 650 565 7100 FAX AMERICA • ASIA PACIFIC • EUROPE
June 6, 2019

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].”

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mara Ransom
	Scott Anderegg	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83
Robert Babula
Andrew Blume

Re:	The RealReal, Inc.
Stock-Based Compensation
Amendment Nos. 1 and 2 to Draft Registration Statement on Form S-1
Submitted May 16 and 22, 2019
Registration Statement on Form S-1
Filed May 31, 2019
File No. 333-231891

Ladies and Gentlemen:

On behalf of our client, The RealReal, Inc. (“The RealReal” or the “Company”), we submit this letter (this “Letter”) in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated June 3, 2019 (the “Comment Letter”), relating to the Company’s Draft Registration Statements on Form S-1 submitted to, and Form S-1 filed with, the Commission (the “Registration Statement”). We are providing this Letter on the basis of information provided to us by the Company.

CONFIDENTIAL TREATMENT REQUESTED BY

THE REALREAL, INC.

Sidley Austin (CA) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

June 6, 2019

We are respectfully requesting confidential treatment for certain portions of this letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in ordinary type.

Note 10.Share-based Compensation Plans Stock-based Compensation, page F-30

6.     Please provide us with the grant dates of any equity issuances, including stock options and convertible preferred stock, made during the last 12 months, as well as the underlying fair value per share of your common stock at each grant date. Explain to us the events or factors that support any material differences between recent valuations of your common stock leading up to the IPO and the estimated offering price, once determined.

Price Range

To assist the Staff in its evaluation of stock compensation disclosures and certain other matters, the Company advises the Staff that the Company currently estimates a price range of $[*] to $[*] per share (the “Price Range”) for the initial public offering (the “IPO”) of the Company’s common stock, resulting in a midpoint of the Price Range of $[*] per share. The Price Range has been estimated based on a number of factors, including developments in the Company’s business, input received from the Company’s “testing-the-waters meetings,” current market conditions and input received from Credit Suisse Securities (USA) LLC, BofA Securities, Inc. and UBS Securities LLC (the “Lead Underwriters”), including discussions that took place on May 29, 2019 among representatives of the Company and representatives of the Lead Underwriters.

The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction. As is typical for initial public offerings, the Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company and the Lead Underwriters. During these discussions, the parties considered quantitative factors, as well as non-quantitative factors, such as the valuations of recently completed public offerings and evaluating those issuers’ respective stages of development as compared to the Company, the current valuations of comparable public companies, and recent market conditions. The Price Range also does not reflect any stock split the Company may effect prior to the IPO.

CONFIDENTIAL TREATMENT REQUESTED BY

THE REALREAL, INC.

June 6, 2019

The actual bona fide price range to be included in the Registration Statement has not yet been determined and remains subject to adjustment based on further discussions between the Company and the Lead Underwriters, developments in the Company’s business, market conditions and other factors that are outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Price Range. In addition, the actual price range to be included in the Registration Statement will be reflected in an amendment to the Registration Statement that will be filed before the commencement of the road show and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

Stock Option Grants and Common Stock Valuations

The Company acknowledges the Staff’s comment. Information regarding grants of stock options to the Company’s employees and consultants in the preceding twelve months is summarized in the following table:

Grant Date	Number of Shares Underlying Options Granted	Exercise Price Per Share	Common Stock Fair Value Per Share for Financial Reporting			Aggregate Grant Date Fair Value(1)
May 9, 2018	2,112,750	$1.34		$2.18	(2)		$2,846,249
September 5, 2018	1,127,000	$2.22		$3.37	(3)		$2,116,888
December 5, 2018	2,928,900	$3.82		$4.27	(4)		$6,448,883
January 31, 2019	472,000	$3.82		$4.77	(4)		$1,224,216
February 9, 2019	80,000	$3.82		$4.85	(4)		$212,544
March 5, 2019	400,000	$3.82		$5.06	(4)		$1,142,120
May 8, 2019	2,009,650	$5.29	$	[*	](5)	$	[*	]

(1)	Aggregate grant date fair value was determined using the Black-Scholes option pricing model.
(2)

Fair value determined for accounting purposes assuming that the fair value of the Company’s common stock increased on a linear basis from the fair value of its common stock as determined pursuant to the May 2017 Valuation Report (as defined below), which was $1.34 per share, to the fair value of its common stock as determined pursuant to the May 2018 Valuation Report (as defined below), which was $2.22 per share.

CONFIDENTIAL TREATMENT REQUESTED BY

THE REALREAL, INC.

June 6, 2019

(3)

Fair value determined for accounting purposes assuming that the fair value of the Company’s common stock increased on a linear basis from the fair value of its common stock as determined pursuant to the May 2018 Valuation report of $2.22 per share, to the fair value of its common stock as determined pursuant to the October 2018 Valuation Report (as defined below), which was $3.82 per share.

(4)

Fair value determined for accounting purposes assuming that the fair value of the Company’s common stock increased on a linear basis from the fair value of its common stock as determined pursuant to the October 2018 Valuation Report of $3.82 per share, to the fair value of its common stock as determined pursuant to the March 2019 Valuation Report (as defined below), which was $5.29 per share.

(5)

Fair value determined for accounting purposes assuming that the fair value of the Company’s common stock increased on a linear basis from the fair value of its common stock as determined pursuant to the March 2019 Valuation Report of $5.29 per share, to the estimated fair value of its common stock of $[*] per share as of June 6, 2019 as discussed below.

Information regarding issuances of preferred stock to existing and new investors in the preceding 12 months:

	Issuance Date	Number of Shares Issued	Issue price per Share	Aggregate Gross Proceeds
Series G convertible preferred stock and redeemable convertible preferred stock	June 21, 2018	20,094,586	$5.285	$106,199,887
Series G convertible and redeemable convertible preferred stock	July 24, 2018	1,892,147	$5.285	$9,999,997
Series H convertible and redeemable convertible preferred stock	March 22, 2019	9,600,277	$6.875	$65,999,984
Series H redeemable convertible preferred stock	March 25, 2019	218,188	$6.875	$1,499,999
Series H convertible preferred stock	March 26, 2019	363,646	$6.875	$2,499,994

CONFIDENTIAL TREATMENT REQUESTED BY

THE REALREAL, INC.

June 6, 2019

409A Reports

The Company has regularly obtained independent common stock valuation reports (“409A Reports”), the specialist valuation practice of a professional third-party valuation firm for purposes of complying with Section 409A of the Internal Revenue Code of 1986, as amended (“409A”).

The following table summarizes the common stock fair value per the 409A reports used in determining the fair value of common stock for financial reporting purposes of the stock option grants above:

409A valuation date	Fair Value Per Common Share
May 25, 2017	$1.34
May 25, 2018	$2.22
October 15, 2018	$3.82
March 31, 2019	$5.29

May 2018 Grants

The Company determined the fair value of the common stock of the Company to be $1.34 per share as of May 9, 2018. The Company based its determination on several factors, including a third-party valuation report valuing the Company’s common stock as of May 25, 2017 (the “May 2017 Valuation Report”). At the time of the May 2017 Valuation Report, management estimated the likelihood of an IPO at 15%, and believed there was an 85% probability that the Company would remain private. Accordingly, the Company used a hybrid method of the Option Pricing Method (“OPM”) and Probability Weighted Expected Return Method (“PWERM”) with an 15% weighting for two IPO scenarios (high and low) and valued using the market approach. The valuation applied an 85% weighting to a non-IPO scenario using a back-solve method to the Company’s Series F preferred stock financing which closed on May 25, 2017, which was considered an arm’s length transition. The May 2017 Valuation Report further applied a 12% discount to reflect the value of the Company’s common stock on a non-marketable basis.

At the time of the stock option grants on May 9, 2018, the Company’s board of directors, with input from management, carefully considered all relevant information available to it, and determined that there were no material changes in the Company’s business since May 2017, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock on May 9, 2018.

CONFIDENTIAL TREATMENT REQUESTED BY

THE REALREAL, INC.

June 6, 2019

Subsequent to May 9, 2018, the Company determined the fair value of the common stock of the Company to be $2.22 per share as of May 25, 2018. The Company based its determination on several factors, including a third-party valuation report valuing the Company’s common stock as of May 25, 2018 (the “May 2018 Valuation Report”). Such valuation report used a hybrid of the OPM and PWERM methods. Three expected outcomes were weighted at a combined 90%, including two IPO scenarios (high and low), which were valued using the market approach, and a non-IPO scenario that involved applying a back-solve method to the Company’s Series G preferred stock financing which subsequently closed in June and July 2018 at a price of $5.29 per share. At the time of the May 2018 Valuation Report, management estimated the likelihood of a high or low IPO at combined 20% probability and believed there was an 80% probability that the Company would remain private. The May 2018 Valuation Report further applied a 20% discount to reflect the value of the common stock on a non-marketable basis.

Additionally, the valuation included a weighting of 10% for an anticipated secondary sale that subsequently closed in September 2018 at $4.49 per share with aggregate proceeds to the seller of $3.9 million.

In the course of preparing the Company’s financial statements with a retrospective view, the Company estimated the fair value of the common stock of the Company on May 9, 2018 for accounting purposes. For purposes of this determination, the Company assumed that the fair value of the common stock increased on a linear basis from the fair value determined by the May 2017 Valuation Report, which was $1.34 per share, to the fair value of its common stock determined by a third-party valuation report valuing the Company’s common stock as of May 2018 Valuation Report, which was $2.22 per share. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, a contemplated secondary transaction at $4.49 per share, more certainty around the Company’s business and financial position as well as external market factors, led to the changes in the fair value of the underlying common stock.

Applying this linear interpolation, the Company determined that for financial reporting purposes the fair value of its common stock on May 9, 2018 was $2.18 per share, which was above the fair value of the Company’s common stock determined by the May 2017 Valuation Report for option granting purposes under 409A. Using this fair value caused the Company to measure additional stock-based compensation cost of $1.5 million in which will be recognized over the requisite service periods of those awards, compared to the value implied by the May 2017 Valuation Report.

CONFIDENTIAL TREATMENT REQUESTED BY

THE REALREAL, INC.

June 6, 2019

September 2018 Grants

The Company determined the fair value of the common stock of the Company to be $2.22 per share as of September 5, 2018. The Company based its determination on several factors, including the May 2018 Valuation Report. At the time of the grants on September 5, 2018, the Company’s board of directors, with input from management, considered all relevant information available to it, and determined that there were no material changes in the Company’s business since May 2018, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock on September 5, 2018.

Subsequent to September 5, 2018, the Company determined the fair value of the common stock of the Company to be $3.82 per share as of October 15, 2018. The Company based its determination on several factors, including a third-party valuation report valuing the Company’s common stock as of October 15, 2018 (the “October 2018 Valuation Report”). The valuation included a 50% weighting of the secondary sale that occurred in September 2018 at $4.55 per share.

The valuation report also applied a 20% weighting to two possible IPO scenarios (high and low), which were valued using the market approach. The report then applied a combined 30% weighting to a non-IPO scenario, calculated using a combination of an income and a market approach. The October 2018 Valuation Report further applied a 17.5% discount to reflect the value of the common stock on a non-marketable basis.

In the course of preparing the Company’s financial statements with a retrospective view, the Company estimated the fair value of the common stock of the Company on September 5, 2018 for accounting purposes. For purposes of this determination, the Company assumed that the fair value of the common stock increased on a linear basis from the fair value determined by the May 2018 Valuation Report, which was $2.22 per share, to the fair value determined by the October 2018 Valuation Report, which was $3.82 per share. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, that led to the changes in the fair value of the underlying common stock.

Applying this linear interpolation, the Company determined that for financial reporting purposes the fair value of its common stock on September 5, 2018 was $3.37 per share, which was above the fair value of the Company’s common stock determined by the May 2018 Valuation Report for option granting purposes under 409A. Using this fair value caused the Company to measure additional stock-based compensation cost of $1.0 million, which will be recognized over the requisite service periods of those awards, compared to the value implied by the May 2018 Valuation Report.

CONFIDENTIAL TREATMENT REQUESTED BY

THE REALREAL, INC.

June 6, 2019

December 2018, January 2019, February 2019 and March 2019 Grants

The Company determined the fair value of the common stock of the Company to be $3.82 per share as of December 5, 2018, January 31, 2019, February 9, 2019 and March 5, 2019. The Company based its determination on several factors, including the October 2018 Valuation Report.

At the time of the each of these grants, the Company’s board of directors, with input from management, considered all relevant information available to it, and determined that there were no material changes in the Company’s business since October 2018, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock on the grant dates. Specifically, the Company notes that while it had taken certain steps towards preparing for an IPO, the Company’s expectations were tempered by the risk and uncertainties of actually completing an IPO at the time due to a number of factors including, the volatility of the IPO market, the impact of the government shutdown which ended on January 25, 2019 and uncertainty of whether investors would be receptive to an IPO without having conducted “testing-the-waters” meetings. In addition to these uncertainties, the Company was still in the diligence process with the underwriters, working on an early draft of its registration statement on Form S-1 for the IPO and had not yet submitted the Company’s draft Registration Statement on Form S-1 to the Commission, which was subsequently confidentially submitted to the Commission on April 9, 2019. As such, the Company believed that a 20% probability of an IPO was still appropriate in the latter part of 2018 and earlier part of 2019.

Subsequent to the above grant dates, the Company determined the fair value of the common stock of the Company to be $5.29 per share as of March 31, 2019. The Company based its determination on several factors, including a third-party valuation report valuing the Company’s common stock as of March 31, 2019 (the “March 2019 Valuation Report”).

The March 2019 Valuation Report included a weighting of 25% of the secondary sale that occurred on March 29, 2019, when employees sold a combined 764,954 common shares to existing investors at a price of $[*] per share. The valuation applied the PWERM method to three expected IPO outcomes which were weighted at a combined 70%, a high IPO scenario, a low IPO scenario, and an IPO scenario where the common stock received no value, which were assigned a 15%, 45% and 40% probability, respectively. The valuation report also applied a 5% weighting to the Company’s Series H preferred stock financing which occurred in March 2019 using an OPM back-solve method. The low weighting of 5% was applied to the Series H financing to reflect the higher probability of an IPO. The March 2019 Valuation Report further applied a 12.5% discount to reflect the value of the common stock on a non-marketable basis to the IPO PWERM and Series H OPM back solve scenarios.

In the course of preparing the Company’s financial statements with a retrospective view, the Company estimated the fair value of the common stock of the Company on December 5, 2018, January 31, 2019, February 9, 2019 and March 5, 2019. For purposes of this determination, the Company assumed that the fair value of the common stock increased on a linear basis from the

CONFIDENTIAL TREATMENT REQUESTED BY

THE REALREAL, INC.

June 6, 2019

fair value determined by the October 2018 Valuation Report, which was $3.82 per share, to the fair value of its common stock determined by a third-party valuation report valuing the Company’s common stock as of March 2019 Valuation Report, which was $5.29 per share. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, that led to the changes in the fair value of the underlying common stock.

Applying this linear interpolation, the Company determined that for financial reporting purposes the fair value of its common stock on December 5, 2018, January 31, 2019, February 9, 2019 and March 5, 2019 was $4.27 per share, $4.77 per share, $4.85 per share and $5.06 per share, respectively, which were above the fair value of the Company’s common stock determined by the October 2018 Valuation Report for option granting purposes under 409A. Using this fair value caused the Company to take additional stock-based compensation charges of $1.8 million, which will be recognized over the requisite service periods of those awards, compared to the value implied by the October 2018 Valuation Report.

May 2019 Grants

The Company determined the fair value of the common stock of the Company to be $5.29 per share as of May 8, 2019. The Company based its determination on several factors, including the March 2019 Valuation Report. At the time of the grant, the Company considered all relevant information available to it, and determined that there were no material changes in the Company’s business since March 2019, or in the assumptions upon which the valuation was based, that affected the fair value of the Company’s common stock on the grant date.

At the beginning of June 2019, as part of the ongoing progress towards an IPO, the Company has determined that the current best estimate of the fair value of its common stock is $[*] per share, which is the midpoint of the Price Range. For financial reporting purposes, subsequent to May 2019, the Company reassessed the fair value of the common stock as of May 8, 2019. The Company assumed that the fair value of the common stock increased on a linear basis from the fair value determined by the March 2019 Valuation Report, which was $5.29 per share, to the estimated fair value of its common stock of $[*] as of June 6, 2019, which is the midpoint of the estimated Price Range. The Company believes that a linear interpolation is appropriate as no single event caused the valuation of the Company’s common stock to fluctuate. Instead, a combination of Company-specific factors, including its progress toward an IPO, more certainty around the Company’s business and financial position as well as external market factors, that led to the changes in the fair value of the underlying common stock.

CONFIDENTIAL TREATMENT REQUESTED BY

THE REALREAL, INC.

June 6, 2019

Applying this linear interpolation, the Company determined that for financial reporting purposes the fair value of its common stock on May 8, 2019 was $[*] per share which was above the fair value of the Company’s common stock determined by the March 2019 Valuation Report for option granting purposes under 409A. Using this fair value caused the Company to measure additional stock-based compensation cost of $[*], which will be recognized over the requisite service periods of those awards, compared to the value implied by the March 2019 Valuation Report.

The Company believes that the fair values determined by the Company’s board of directors for the common stock underlying each option grant are appropriate and demonstrate the diligent efforts of the Company’s board of directors to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. As discussed above, given the progress towards an IPO, in the second, third and fourth quarter of 2018 and the first half of 2019, the Company has used a fair value for its common stock that is greater than the value implied by the 409A Reports for those periods. As a result, over the requisite service periods of the awards, the Company has measured an additional stock-based compensation cost of $4.3 million for the grants made in the second, third and fourth quarter of 2018 and the first quarter of 2019, of which $0.3 million was recognized in the year ended December 31, 2018 and $0.2 million was recognized in the three months ended March 31, 2019.

The Company advises the Staff that for stock-based compensation accounting purposes, the Company intends to use the IPO price, once known, to value any additional stock option grants granted hereafter until the time that there is a public market for its common stock.

*            *             *            *            *

CONFIDENTIAL TREATMENT REQUESTED BY

THE REALREAL, INC.

June 6, 2019

If you have questions with respect to the response set forth above, please direct the questions to me at (650) 565-7005 or hbarry@sidley.com.

Sincerely,

/s/ Hank V. Barry

Hank V. Barry

Sidley Austin LLP

cc:	Julie Wainwright, Chairperson and Chief Executive Officer, The RealReal, Inc.
Dana DuFrane, General Counsel, The RealReal, Inc.
Martin A. Wellington, Sidley Austin LLP
Helen Theung, Sidley Austin LLP
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.
Robert G. Day, Wilson Sonsini Goodrich & Rosati, P.C.
Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

CONFIDENTIAL TREATMENT REQUESTED BY

THE REALREAL, INC.